Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 14 DATED NOVEMBER 22, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of November 22, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $213 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $357 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Villas de Sonoma – Fort Worth, Texas

As previously disclosed, on February 28, 2018, we acquired an interest in a joint-venture equity investment in connection with the acquisition and renovation of Villas de Sonoma, a Class C, garden-style apartment community in the Southwest submarket of Fort Worth, Texas (the “Property”).

In connection with this equity investment, the special purpose entity that issued equity to us will pay a disposition fee in the amount of 1.0% of the gross sales price of the Property to our manager, RM Adviser, LLC.

On October 25, 2022, the Property was sold. As a result of the business plan for the renovation of the Property, since the Property’s acquisition, 49 of the 263 units had been renovated. The exterior and common area improvements were completed, including painting, clubhouse renovations, the addition of BBQ grills, signage, and a water retrofit. Due to the weaker than anticipated tenant demographic both at the Property and in the surrounding submarket, the real estate company sponsoring the transaction was unable to lease renovated units as underwritten, and the Property required capital calls as a result to support operations and sale efforts; however, the Fort Worth market appreciated, and the Property was sold at a profit, causing the special purpose entity to receive its original investment without a loss of principal.

The Property was originally acquired for $14,530,750, or $55,250 per unit, and was sold for $21,150,000, or $80,418 per unit, reflecting a 45.6% increase in property value. The initial underwriting projected a property-level internal rate of return (“IRR”) of 20.8%, a 2.2x equity multiple and 12.0% average cash-on-cash return throughout a 5-year hold period. Based on the Property’s sale price, we believe the Property will achieve approximately a 0.3% property-level IRR, a 1.0x equity multiple and 1.6% average cash-on-cash return over the 4.7-year hold period.

Investments in United States Treasury Bills

On November 18, 2022, we acquired three investments in United States treasury bills with a par value of $1,625,000, $10,927,500 and $10,927,500, respectively (the “T-Bills”). The T-Bills were acquired at a discount rate of 3.597%, 3.860% and 4.095%, respectively, and have maturity dates of one month from the purchase date with respect to the $1,625,000 T-Bill, two months from the purchase date with respect to the first $10,927,500 T-Bill and three months from the purchase date with respect to the second $10,927,500 T-Bill. The T-Bills do not accrue any interest prior to their respective maturity dates. The T-Bills were issued, and are backed, by the United States government. We acquired the T-Bills as we believe they provide a compelling risk-adjusted return on our outstanding cash, which is approximately 150 basis points higher on a blended basis than the current return on our outstanding cash in our money market account.